Exhibit 99.1

EHang Appoints Mr. Shuai Feng as Chief Technology Officer to Deepen Technological Innovation and Industrial Synergy, Empowering Commercialization

Guangzhou, China, January 16, 2026 – EHang Holdings Limited (Nasdaq: EH) (“EHang” or the “Company”), a global leader in advanced air mobility (“AAM”) technology, today officially announced that the Board of Directors of the Company (the “Board”) has approved and appointed Mr. Shuai Feng as the Chief Technology Officer (“CTO”), effective on January 14, 2026. This appointment represents a key milestone in the Company’s technology strategy. Building on the solid foundation established through years of direct leadership over technology development by the Company’s Founder, Chairman, and Chief Executive Officer Mr. Huazhi Hu, EHang is advancing its technology management framework toward systematic innovation and industrial implementation.

Since the Company’s inception, Mr. Hu has personally led EHang’s core technology development with a clear technical vision and firm strategic direction, comprehensively overseeing the integrated initiatives across technology research and development (“R&D”), production and manufacturing, quality systems, and supply chain integration. Focusing on the Company’s core AAM strategy, he has guided the team through multiple breakthroughs in key unmanned aerial vehicle (“UAV”) and electric vertical take-off and landing (“eVTOL”) aircraft technologies and certifications, laying a strong technological foundation and establishing EHang’s industry-leading position. Throughout this process, Mr. Hu has placed strong emphasis on cultivating and developing core technical talent, with Mr. Feng being a next-generation technology leader the Company has invested in over many years.

Mr. Feng joined EHang in July 2014 as a core member of the founding team. Under Mr. Hu’s strategic guidance and technical philosophy, he has played a critical role in and led the development of, multiple pilotless human-carrying eVTOLs products, including the EH184, the EH216-S, and the VT35, as well as the GD series aerial formation UAVs. These innovations pioneered commercialization in global pilotless AAM and aerial media performance applications.

In addition, as the Company has entered a new phase of commercialization, and in alignment with Mr. Hu’s full-industry-chain integration strategy, Mr. Feng has in recent years taken on key responsibilities in building EHang’s procurement and supply chain management systems. By strengthening upstream and downstream coordination, enhancing productization efficiency, and advancing deep industry-chain integration and regional ecosystem development, he has significantly enhanced EHang’s capabilities for key components R&D and scaled manufacturing. Currently, Mr. Feng also serves as the Company’s Compliance Officer, continuously upholding EHang’s development principles of “safety, compliance, innovation, and sustainability” through his cross-functional leadership roles.

Mr. Feng graduated from Tsinghua University in Automation major, where he specialized UAV technology and was awarded the Grand Prize in the University’s prestigious 29th “Challenge Cup” competition, among other honors. He currently serves as Deputy Director of the Tsinghua-EHang Joint Research Institute for Low-Altitude Aviation Technology, Deputy Secretary-General of the Aerospace, Aviation, and Smart Manufacturing Committee of the Tsinghua University Guangzhou Alumni Association, and Secretary-General of the Tsinghua University Future Robotics Interest Group. His academic background and industry influence will further support the execution and deepening of the Company’s technology strategy.

Mr. Huazhi Hu stated, “Since the early days of the Company, Mr. Feng has worked closely under my direct leadership and has been deeply involved in the buildup of EHang’s technology system. He has consistently upheld our core technology philosophy and has made significant contributions by precisely executing our strategic direction across critical stages across R&D, manufacturing, and certification. As EHang enters a new phase of commercial operations and global expansion, appointing Mr. Feng’s as CTO is a further step to ensure continuity of our core technology strategy and talent development philosophy. Under my overall direction and guidance, he will further integrate technology, production, and supply chain resources, ensure strategic alignment and disciplined execution, and supporting EHang’s long-term vision of building safe, scalable, and sustainable AAM solutions.”

Mr. Shuai Feng commented, “I would like to sincerely thank the Board and the management team for their trust and especially express my deep gratitude to Mr. Hu for his personal mentorship, guidance, and confidence over the past decade. I have witnessed EHang’s journey from early innovation to commercial deployment under Mr. Hu’s technology-driven strategy, and have gained a deep understanding of the Company’s core technical philosophy and long-term vision. Looking ahead, I will continue to take Mr. Hu’s technology principles as my guide, strictly adhere to the Company’s established technology strategy, and work closely with the team to integrate technology development with manufacturing and quality control. I am committed to improving execution and production efficiency, further supporting the Company’s continued technology innovation and industrial implementation with a strong sense of responsibility.”

About EHang

EHang (Nasdaq: EH) is the world’s leading advanced air mobility (“AAM”) technology platform company, committed to making safe, autonomous, and eco-friendly air mobility accessible to everyone. The company develops and manufactures a diversified portfolio of pilotless electric vertical take-off and landing (“eVTOL”) aircraft for a wide range of use cases, including aerial tourism, intra-city transport, intercity travel, logistics and emergency firefighting. Its flagship model, EH216-S, has obtained the world’s first type certificate, production certificate and standard airworthiness certificate for pilotless eVTOL issued by the Civil Aviation Administration of China, and is now commercially operated under the country’s first Air Operator Certificates for human-carrying eVTOL services. Complementing this, EHang’s VT35 expands its reach into long-range and intercity scenarios, supporting the development of a multi-tiered low-altitude mobility network. By integrating advanced autonomous technologies with scalable operational infrastructure, EHang is redefining how people and goods move—across cities, regions, and natural barriers—shaping the future of air mobility. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to certifications, our expectations regarding demand for, and market acceptance of, our products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Investor inquiry: ir@ehang.com

Media inquiry: pr@ehang.com

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